EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

Re:	Investigation of Securities Authority

In accordance with the instructions of the Israel Securities Authority (“ISA”), the Company hereby provides notification that in a joint press release issued this morning by the ISA and the Israel Police, it was reported that in light of the ISA’s findings in the course of its investigation, which raised suspicions of additional offenses, a new joint investigation was opened this morning by investigators of the ISA and the Unit for Combating Economic Crime at Lahav 433, as part of which a number of suspects were arrested, including senior officers of the Bezeq Group. Further details of the investigation were placed under gag order.

As of the date of this report, the Company has no further information about the nature and circumstances of the investigation.

The above information constitutes a translation of an excerpt of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.